Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X        Form 40-F
                                   ----               ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No    X
                              -----              -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

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Monthly reporting of newly created equity securities from conditional capital to the SWX Swiss Exchange

In accordance with the reporting requirements pursuant to the Listing Rules (Art. 64 - 75) we have disclosed following information to the SWX Swiss
Exchange:

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The current capital structure of Converium Holding AG is as follows:

Title category: Registered shares
Security number: 1'299'771


Issued equity capital                          Number of shares      CHF

Status as of the end of January 2006:          146'689'462           733'447'310

Status as at the end of the previous month:    146'689'462           733'447'310

Conditional capital                            Number of shares      CHF

Number of exercised securities*                0                     0

Amount of remaining conditional capital*       4'000'000             20'000'000



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This report is also made if no equity securities have been created from conditional capital in the month in question.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CONVERIUM HOLDING AG




                                           By:  /s/ Terry Clarke
                                                Name:      Terry Clarke
                                                Title:     CEO




                                           By:  /s/ Christian Felderer
                                                Name:      Christian Felderer
                                                Title:     General Legal Counsel



Date: February 2, 2006